UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39032

PROFOUND MEDICAL CORP.
(Translation of registrant's name into English)

2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

This Report on Form 6-K (including Exhibit 99.1 hereto) shall be incorporated by reference into the Registration Statement of Profound Medical Corp. on Form F-10 (File No. 333-263248), as amended or supplemented.

EXHIBIT INDEX

The following document is attached as an exhibit hereto and is incorporated by reference herein:

Exhibit	Title
99.1	Material Change Report, dated January 2, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFOUND MEDICAL CORP.
(Registrant)

Date: January 2, 2024	/s/ Rashed Dewan
Rashed Dewan
Chief Financial Officer